UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Duoyuan Printing, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
26605B 109
(CUSIP Number)
Wenhua Guo
No. 3 Jinyuan Road, Daxing District Industrial Development Area, Beijing, China
Telephone number: 86 10 6021 2222
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26605B 109

1	NAMES OF REPORTING PERSONS Duoyuan Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		17,562,355 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,562,355 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,562,355 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	26605B 109

1	NAMES OF REPORTING PERSONS Wenhua Guo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		17,562,355 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,562,355 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,562,355 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTORY NOTE
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 6, 2006 (the “Original Statement”), by and on behalf of Mr. Wenhua Guo and Duoyuan Investments Limited, which is wholly owned by Mr. Guo. Mr. Guo and Duoyuan Investments Limited are sometimes collectively referred to herein as the “Reporting Persons.” This Amendment is being filed to update the Schedule 13D in light of recent events. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 1. Security and Issuer.
This Item 1 shall be deemed to amend and restate Item 1 of the Schedule 13D in its entirety.
This statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (Shares”) of Duoyuan Printing, Inc. (formerly known as Asian Financial, Inc.), a Wyoming corporation (the “Issuer”). The address of the principal executive offices of the Issuer is No. 3 Jinyuan Road Daxing Industrial Development Zone Beijing 102600, People’s Republic of China.
Item 2. Identity and Background.
This Item 2 shall be deemed to amend and restate Item 2 of the Schedule 13D in its entirety.
Duoyuan Investments Limited is a holding company organized in the British Virgin Islands.
Mr. Wenhua Guo is a citizen of the People’s Republic of China. Mr. Guo is Chairman of the Board of the Issuer; Chairman of Duoyuan Electric Group, a privately owned Chinese company that focuses on property management services; and chairman and chief executive officer of Duoyuan Global Water Inc., a British Virgin Islands company and a leading China-based domestic water treatment equipment supplier.
The business address of each Reporting Person and each business named in this Item 2 is No. 3 Jinyuan Road, Daxing Industry Development Zone, Beijing, China, 102600.
During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer.
This Item 5 shall be deemed to amend and restate Item 5 of the Schedule 13D in its entirety.
(a) The responses of the Reporting Persons to Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. The percentages set forth in this Item 5 are calculated based upon the number of Shares outstanding as of November 16, 2009 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which includes Shares outstanding following an initial public offering in which the Issuer offered 5,500,000 Shares, completed in November 2009.
Duoyuan Investments Limited owns 17,562,355 Shares* (the “DIL Shares”). Since Duoyuan Investments Limited is wholly owned by Mr. Guo, Mr. Guo may be deemed to beneficially own the DIL Shares.

*	As of July 17, 2007, the Issuer effected a 1 for 2.68189924 reverse split of its then issued and outstanding Shares. The 47,100,462 Shares held by the Reporting Persons at the time of the split were converted to 17,562,355 Shares.

(b) Each Reporting Person may be deemed to have sole power to vote or direct the vote and to dispose or to direct the disposition of the DIL Shares which may be deemed to be beneficially owned by such Reporting Person as indicated in rows (7) through (11) and (13) of the cover pages to this Schedule 13D.
(c) Neither Reporting Person has effected a transaction described in Item 5(c) in the past sixty days.
(d) N/A**

**	As of June 30, 2008, the Issuer met all annual performance and financial benchmarks associated with the Make Good Escrow Agreement dated October 24, 2006, a copy of which is filed as Exhibit 10.2 to the Original Statement. Consequently, all Shares previously held in escrow have been released to Duoyuan Investments Limited.
(e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and restate Item 6 of the Schedule 13D in its entirety.
Duoyuan Investments Limited is wholly owned by Mr. Guo.
Item 7. Material to be Filed as Exhibits.
N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 11, 2009
DUOYUAN INVESTMENTS LIMITED

By:	/s/ Wenhua Guo
	Name:	Wenhua Guo
	Title:	Chairman

Date: December 11, 2009
WENHUA GUO
 /s/ Wenhua Guo